UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 August 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or the “Company”)
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised of the award of Conditional
Performance Shares (“PS”) to directors and prescribed officers of the
Company and major subsidiaries, in terms of the Gold Fields Limited
2012 Share Plan (as amended) as set out below. The PS were awarded on
19 August 2021 with the effective date being 15 February 2021.

PS are conditionally awarded, based on a share price of R125.588212 being the 3 day average VWAP of 24, 25, 26 February 2021. The PS have a three year vesting period, i.e. these will vest three years from effective date of the award (“Vesting Date”). The number of settlement
PS for each participant on Vesting Date will be determined by the
Company after achieving the following pre-determined performance conditions measured over a three year performance period from 1 January
2021 to 31 December 2023:
Relative Total Shareholder Return (“TSR”) - measured against the performance of ten other major gold mining companies based on the Gold
Fields share price compared to the basket of respective US dollar share prices of the peer group;
Absolute TSR - Gold Fields share price measured at the start and the end of the performance period;
Free Cash Flow Margin – achievement of pre-determined FCFM target;

Reducing Carbon Emissions
-
achievement of pre-determined target related
to building resilience to climate change; and
Diversity and Inclusion – achievement of gender representation pre-determined targets.

The number of settlement PS will range from 0% to 200% of the initial conditional award depending on the performance levels achieved over the three-year period in relation to the aforementioned conditions.
Name of executive director
CI Griffith
Designation
Executive director
Nature of transaction
Off market acceptance of PS
Transaction Date
19 August 2021
Number of Shares
110,068
Class of Security
Ordinary shares
Market Price per share
R125.588212
Total Value
R13,823,333
Nature of interest
Direct and Beneficial
Name of executive director
PA Schmidt
Designation
Executive director
Nature of transaction
Off market acceptance of PS
Transaction Date
19 August 2021

Number of Shares 119,925
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R15,061,261
Nature of interest Direct and Beneficial
Name of executive
A Baku
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 142,682
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R17,919,277
Nature of interest Direct and Beneficial
Name of executive
R Bardien
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 54,852
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R6,888,816
Nature of interest Direct and Beneficial
Name of executive
R Butcher
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 45,449
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R5,707,868
Nature of interest Direct and Beneficial
Name of executive
NA Chohan
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 62,512
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R7,850,832
Nature of interest Direct and Beneficial
Name of executive
TL Harmse
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 62,898
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R7,899,276
Nature of interest Direct and Beneficial
Name of executive
S Mathews
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021

Number of Shares 87,603
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R11,001,916
Nature of interest Direct and Beneficial
Name of executive
BJ Mattison
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 78,230
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R9,824,883
Nature of interest Direct and Beneficial
Name of executive
A Nagaser
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 30,602
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R3,843,312
Nature of interest Direct and Beneficial
Name of executive
M Preece
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 89,436
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R11,232,144
Nature of interest Direct and Beneficial
Name of executive
L Rivera
Designation Prescribed officer
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 91,606
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R11,504,675
Nature of interest Direct and Beneficial
Name of director
A Munt
Designation Director of Gold Fields
Australia (Pty) Ltd
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 9,621
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R1,208,382
Nature of interest Direct and Beneficial
Name of director
P Woodhouse
Designation Director of Gold Fields
Australia (Pty) Ltd

Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 12,945
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R1,625,769
Nature of interest Direct and Beneficial
Name of director
G Ovens
Designation Director of Gold Fields
Australia (Pty) Ltd
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 13,145
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R1,650,913
Nature of interest Direct and Beneficial
Name of director
P Matete
Designation Director Gold Fields JV Holdings
(Pty) Ltd
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 5,446
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R684,045
Nature of interest Direct and Beneficial
Name of director
B Mokoatle
Designation Director Gold Fields JV Holdings
(Pty) Ltd
Nature of transaction
Off market acceptance of PS
Transaction Date 19 August 2021
Number of Shares 13,381
Class of Security Ordinary shares
Market Price per share R125.588212
Total Value R1,680,516
Nature of interest Direct and Beneficial
Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements
Date 23 August 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 24 August 2021
By:
/s/ C I Griffith
Name:
CI Griffith
Title:
Chief Executive Officer